

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2023

Steven Schapera
Chief Executive Officer
Integrated Wellness Acquisition Corp
59 N. Main Street, Suite 1
Florida, NY 10921

> **Re: Integrated Wellness Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 3, 2023**
> **File No. 001-41131**

Dear Steven Schapera:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joshua Englard, Esq.